RESIGNATION LETTER

Jan 3, 2004
Board of Directors
Industries International Inc.

For personal reasons, I am submitting to the Board of Directors of Industries International Inc my decision to resign as the company's president and director.

It is an honor of mine to have had the opportunity to serve the company and I would like to thank you for your approval of my resignation.


Regards

/s/ Weijiang Yu
Weijiang Yu